Filed by Valero Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company:  Valero Energy Corporation
                                                     Commission File No. 1-13175




On May 7, 2001, Valero Energy Corporation ("Valero") and Ultramar Diamond Shamrock ("UDS") issued the following press release and supplemental information.

                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Valero/UDS merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS's businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS's businesses generally as set forth in Valero's and UDS's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Valero and UDS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Valero and UDS with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Valero and UDS.

READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Valero and UDS, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero and UDS stockholders in connection with the merger is set forth, in the case of Valero, in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and in the case of UDS, in UDS's proxy statement for its 2001 annual meeting, filed with the SEC on March 27, 2001, and additional information will be set forth in the definitive proxy statement/prospectus referred to above when it is filed with the SEC.

                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY VALERO ENERGY CORPORATION AND ULTRAMAR DIAMOND SHAMROCK ON MAY 7, 2001:

FOR IMMEDIATE RELEASE      CONTACTS:
---------------------      ---------
                           VALERO ENERGY CORPORATION           UDS
                           Mary Rose Brown (Media)             Tara Ford (Media)
                           (210) 370-2314                      (210) 592-4163
                           Lee Bailey (Investor Relations)     Scott Spendlove
                           (210) 370-2139                        (Inv. Rel.)
                                                              (210) 592-4019

         VALERO ENERGY CORP. TO ACQUIRE ULTRAMAR DIAMOND SHAMROCK CORP.

      $6 BILLION TRANSACTION TO CREATE SECOND-LARGEST U.S. REFINING COMPANY

SAN ANTONIO, May 7, 2001 - Valero Energy Corp. (NYSE: VLO) and Ultramar Diamond Shamrock Corp. (NYSE: UDS) jointly announce that the companies have reached an agreement for Valero to acquire UDS, which will make Valero the second-largest United States refiner of petroleum products. The new organization will have 23,000 employees in the United States and Canada, 13 refineries and a total throughput capacity of just under 2 million barrels per day (BPD). Valero will also be one of the nation's largest retailers with more than 5,000 retail outlets in the U.S. and Canada.

With this acquisition, Valero will have annual revenues of $32 billion and total assets of more than $10 billion. In terms of refining capacity, Valero will now be second only to ExxonMobil.

The transaction is expected to be highly accretive to earnings, cash flow and returns based on current First Call consensus estimates.

"We're combining the two best independent refining and marketing companies to make the premier refiner and marketer in the U.S.," said Bill Greehey, Valero's chairman of the board and CEO. "Obviously this will bring tremendous benefits to both of our organizations and to our shareholders. In fact, in refining and marketing, we will be the only major independent of a size and scope equal to the majors.

                                     -More-

"Combining Valero's complex refining system and the extensive UDS refining, logistics and retail network gives us a superior asset portfolio that will allow us to effectively compete in this rapidly consolidating business. We will realize tremendous synergies and strategic benefits while enhancing earnings stability. And, we are fortunate to bring aboard such a high-quality management team and workforce that is among the best in the industry."

The total value of the transaction is approximately $6 billion, which includes approximately $4 billion in equity and $2 billion in assumed debt. The total consideration to be paid to UDS stockholders in the transaction equates to a fixed exchange ratio of 1.228 shares of Valero common stock for approximately half of the outstanding shares of UDS common stock, and $55 dollars in cash per share for the remaining shares of UDS common stock. The cash consideration and the stock consideration per UDS share each represent an approximate 30% premium to UDS shareholders based on the 10-day average per share prices ending April 26th. UDS shareholders will be able to elect to receive either cash or Valero common stock for each share of UDS common stock they own, subject to pro-ration, with the consideration, whether paid in cash or stock, having a value equal to the average of $55.00 and the value of 1.228 shares of Valero common stock over a measurement period prior to closing.

"This really is a winning combination for our stockholders," said Jean Gaulin, chairman of the board and CEO of UDS. "UDS shareholders will receive a substantial premium, which reflects a more appropriate valuation for the stock and captures value that the market has otherwise been slow to recognize. They will also lock in a solid return with the cash portion. Valero shareholders will benefit from a transaction that is immediately and significantly accretive to earnings and cash flow per share. Since UDS shareholders will own 40 percent of the company, both sets of shareholders will benefit from the increased profitability of the company going forward. And because larger companies have more liquidity and visibility, we are optimistic that the market will assign a higher multiple valuation to the new company."

                                     -More-

REFINING AND LOGISTICS ASSETS

With the addition of the UDS refining assets, Valero will have the most geographic diversity among U.S. refiners. The seven UDS refineries, which have a combined capacity of 850,000 BPD, will expand Valero's presence in Texas and California, while giving it new locations in Colorado, Oklahoma and Quebec, Canada. Like Valero, the UDS refineries are also generally high-conversion facilities which produce premium, cleaner-burning fuels including reformulated gasoline, California's cleaner-burning CARB gasoline and CARB diesel, all of which sell at a premium to conventional gasoline. Valero will also acquire Ultramar Diamond Shamrock's extensive, 4,600-mile proprietary pipeline network, including the Shamrock Logistics MLP and associated assets, that reduce the refineries' feedstock supply costs and distribute products at a higher netback.

"We will benefit from enhanced financial performance through realization of numerous potential synergies among the facilities, including multi-refinery purchasing and inventory optimization," said Greehey. "We estimate that these synergies will have a benefit in excess of $200 million annually."


GREATER EXPOSURE TO POSITIVE FUNDAMENTALS

The transaction also comes amid the very strong refining industry fundamentals that have helped both companies achieve record earnings recently.

"The current industry fundamentals and the long-term outlook for our business have never been better," said Greehey. "Refined product inventories continue to trend at historically low levels. At the same time, gasoline and distillate demand remain strong. With limited excess refining capacity in the U.S., there is very little room for inventories to build substantially in the near future. This should continue to keep the supply/demand balance tight and support healthy refining margins going forward.

                                     -More-

"We continue to see gasoline demand better than last year's levels and expect to see a good driving season," he added. "And now more than ever, Valero is poised to seize the greatest benefits from these fundamentals because we will continue to have the most leverage to improved refining margins."


MARKETING ASSETS

Branded Ultramar, Diamond Shamrock, Beacon and Total, UDS has more than 2,500 company-owned sites throughout the West, Southwest and Mid-continent of the United States and in Eastern Canada, which are among the fastest growing markets in the country. The company also supplies approximately 2,500 dealer, truck stop and cardlock sites primarily in the Southwest and Mid-continent regions of the United States and in Eastern Canada.

The company-owned stores have extensive brand support programs such as proprietary consumer and fleet credit cards, radio and television brand support, and strong in-store marketing programs, to which Valero will be able to add its 350-store retail network in California.

In addition, UDS operates one of the largest home heating oil businesses in North America that sells heating oil to approximately 250,000 households.

"We're excited to substantially grow our retail presence because retail margins are counter-cyclical to refining margins, so in the event we experience lower refining margins, retail margins will help stabilize our earnings," said Greehey. "We are fortunate because UDS has created one of the best retail networks in the country with excellent leadership and strategic vision. And with the size and quality of their retail network, we will benefit from the earnings stability that can be achieved by having retail exposure without diluting the leverage we have to refining margins. So we will truly have the best of both worlds."

                                     -More-

TIMING, TRANSITION AND FUTURE

Greehey will remain chairman and CEO of Valero and the company's board of directors will grow to 13 members with the addition of four UDS directors. Gaulin will continue to run UDS until the closing and will work with Greehey on the organization of the new Valero. He will then retire and step down from the board of directors.

The boards of directors of both companies have approved the transaction, which is subject to the approval of both companies' shareholders and regulatory approvals. The acquisition is expected to close by the end of the year and Greehey noted that a smooth transition is anticipated. Morgan Stanley & Co. Incorporated is serving as Valero's financial advisor and provided a Fairness Opinion letter related to the transaction, and Credit Suisse First Boston is also providing a Fairness Opinion letter to Valero. Banc of America Securities, LLC is advising UDS.

"Valero has demonstrated that we deliver on the transactions we announce and that we integrate those acquisitions smoothly and effectively," Greehey said. "The fact that UDS is in San Antonio will contribute to making this transition even easier. The combined company will benefit from having the best of both management teams and the assets to build upon for the future.

"And, we're not done! With the financial capacity we'll have, we fully intend to expand our business, grow the company and continue to deliver value to our shareholders."


VALERO ENERGY CORPORATION

Valero is a Fortune 500 company based in San Antonio, with approximately 3,100 employees and 2000 revenues of nearly $15 billion. The company currently owns and operates six refineries in Texas, Louisiana, New Jersey and California with a combined throughput capacity of more than 1 million BPD. Valero is recognized throughout the industry as a leader in the production of premium, environmentally clean products such as reformulated gasoline, CARB Phase II gasoline, low-sulfur diesel and oxygenates. The company markets its products in 34 states through an extensive bulk and rack marketing network, in California through approximately 350 retail locations, and in selected export markets in Latin America.

                                     -More-

ULTRAMAR DIAMOND SHAMROCK CORPORATION

Ultramar Diamond Shamrock Corp. has approximately $17 billion in annual revenues and more than 20,000 employees. The company operates seven refineries in the United States and Canada with a total throughput capacity of 850,000 barrels per day and has nearly 5,000 branded retail gasoline/convenience merchandise stores, the majority of which are branded Diamond Shamrock, Ultramar, Beacon or Total. The corporation also has growing petrochemicals and home heating oil businesses.



WEBCAST - An analyst meeting is scheduled for 10 a.m. EDT Monday, May 7, at the
-------
St. Regis Hotel in New York City. To listen, go to www.valero.com or
                                                   --------------
www.udscorp.com, enter the Investor Relations page and click on the "Live
---------------
Webcast" link. A replay of this broadcast will be available on both websites following the presentation.


SATELLITE FEED - a satellite feed will be available on Monday, May 7 at 12-12:15
--------------
p.m. (EDT) and 5-5:15 p.m. (EDT) on Galaxy 4R/C20 and K16. The video includes sound bites from the CEO's of both companies, as well as b-roll of Valero's refineries and Ultramar Diamond Shamrock's retail stores. For satellite assistance, call (210) 377-8666.

THE FOLLOWING IS A TRANSACTION SUMMARY DISSEMINATED BY VALERO ENERGY CORPORATION AND ULTRAMAR DIAMOND SHAMROCK ON MAY 7, 2001 WITH THE FOREGOING PRESS RELEASE:

[VALERO ENERGY CORPORATION LOGO]                [ULTRAMAR DIAMOND SHAMROCK LOGO]


Bill Greehey                                    Jean Gaulin
Chairman and CEO                                Chairman and CEO




                             THE RISE OF A REFINING
                               & MARKETING MAJOR

                                    MAY 2001

---------------------------------------------------







                                  BILL GREEHEY
                                CHAIRMAN AND CEO
                            VALERO ENERGY CORPORATION

TRANSACTION SUMMARY
---------------------------------------------------


  -  VALERO TO ACQUIRE UDS IN OVER $6 BILLION TRANSACTION

  -  EXCHANGE RATIO FIXED AT 1.228 SHARES OF VALERO STOCK FOR
     EACH SHARE OF UDS STOCK - REPRESENTS 30% PREMIUM BASED
     ON TRAILING 10 DAYS AVERAGE ENDING APRIL 26

  -  TO BE PAID -

      +  50% IN VALERO STOCK

      +  50% IN CASH FIXED AT $55 PER SHARE OF UDS STOCK

  -  TRANSACTION SIGNIFICANTLY ACCRETIVE TO VALERO'S EPS AND
     CFPS

  -  CLOSING BY YEAR END 2001

STRATEGIC RATIONALE
---------------------------------------------------


  -  SIZE AND SCOPE CREATES THE PREMIER U.S. REFINER &
     MARKETER

  -  SUPERIOR ASSET PORTFOLIO

      +  QUALITY UDS MANAGEMENT TEAM AND WORKFORCE

  -  ENHANCED EARNINGS STABILITY THROUGH TOP-QUALITY,
     NATIONALLY RECOGNIZED RETAIL OPERATIONS

  -  ESTIMATED SYNERGIES OF AT LEAST $200 MILLION ANNUALLY

  -  SIGNIFICANTLY INCREASED SIZE AND LIQUIDITY -- MULTIPLE
                                                   --------
     EXPANSION
     ---------

      +  LIKELY INCLUSION IN S&P 500

  -  POSITIONS COMPANY FOR FURTHER GROWTH

THE COMBINED COMPANY
---------------------------------------------------


  -  BILL GREEHEY TO REMAIN CHAIRMAN AND CEO OF
     VALERO

  -  VALERO BOARD TO EXPAND TO 13 MEMBERS WITH
     ADDITION OF 4 UDS DIRECTORS

           -----------------------------------------------------------
           |                                                         |
           |              HEADQUARTERS IN SAN ANTONIO                |
           |                                                         |
           |                    23,000 EMPLOYEES                     |
           |                                                         |
           |                     13 REFINERIES                       |
           |                                                         |
           |                  5,350 RETAIL OUTLETS                   |
           |                                                         |
           |        4,600 MILES OF CRUDE & PRODUCT PIPELINES         |
           |                                                         |
           |                $32 BILLION IN REVENUES                  |
           |                                                         |
           |              $10 BILLION IN TOTAL ASSETS                |
           |                                                         |
           -----------------------------------------------------------

THE NEW U.S. REFINING MAJOR
---------------------------------------------------


[BAR GRAPH DEPICTING THE FOLLOWING DATA:

                       Capacity
Company                 (bpd)
---------------       ---------
ExxonMobil              1,955
Valero/UDS              1,865
Phillips/Tosco          1,710
BP                      1,670
Chevron/Texaco          1,520
Valero                  1,015
MAP                       935
UDS                       850
Shell                     825
Sunoco                    730
El Paso                   540
Conoco                    530
Premcor                   480
Tesoro                    275

]

Source:  Oil & Gas Journal and company reports

WITH MAJOR MARKETING PRESENCE
---------------------------------------------------


                                                      Company
                                                      Operated
    Rank/Company                                     U.S. Sites
    ---------------------------------------------------------------
    1.  Phillips Petroleum                              2,350
    2.  Speedway SuperAmerica (MAP)                     2,200
    3.  The Southland Corp.                             2,050
 -------------------------------------------------------------------
 |  4.  VALERO ENERGY CORPORATION                       1,735      |
 -------------------------------------------------------------------
    5.  BP/Amoco/Arco                                   1,635
    6.  The Pantry Inc.                                 1,200
    7.  ExxonMobil                                      1,075
    8.  Equilon/Motiva                                    975
    9.  Clark                                             900
    10. Cumberland Farms, Inc.                            725



   Source: 2000 C-Store & Pet. Mktg. Industry Review, 1999 data adjusted by UDS management

---------------------------------------------------







                                  JEAN GAULIN
                                CHAIRMAN AND CEO
                           ULTRAMAR DIAMOND SHAMROCK

GEOGRAPHIC DIVERSITY AND COMPLEXITY ...
---------------------------------------------------


[MAP OF THE UNITED STATES OF AMERICA AND SOUTHEASTERN CANADA DEMONSTRATING VALERO'S RETAIL MARKETING PRESENCE IN THE STATE OF CALIFORNIA AND THE FOLLOWING INFORMATION RELATED TO VALERO'S REFINERIES:

Benicia, California
  -  165,000 bpd capacity
  -  14.5 complexity

Corpus Christi, Texas
  -  225,000 bpd capacity
  -  23.8 complexity

Texas City, Texas
  -  230,000 bpd capacity
  -  9.2 complexity

Houston, Texas
  -  120,000 bpd capacity
  -  9.9 complexity

Krotz Springs, Louisiana
  -  85,000 bpd capacity
  -  5.8 complexity

Paulsboro, New Jersey
  -  185,000 bpd capacity
  -  12.1 complexity

]

 ... ENHANCED BY UDS' QUALITY ASSETS
---------------------------------------------------


[MAP OF THE UNITED STATES OF AMERICA AND SOUTHEASTERN CANADA DEMONSTRATING VALERO AND UDS COMBINED RETAIL MARKETING PRESENCE, INFORMATION RELATED TO VALERO AND UDS REFINERIES, AND LOCATION OF TERMINALS, CRUDE PIPELINES, PRODUCTS PIPELINES, INDUSTRY PIPELINES AND ETHYLENE/PROPYLENE PIPELINES:

COMBINED MARKETING PRESENCE IN THE FOLLOWING STATES AND PROVINCES:

United States:                  Canada (Southeastern region only):
--------------                  ----------------------------------
Arizona                         New Brunswick
Arkansas                        Ontario
California                      Quebec
Colorado
Iowa
Kansas
Louisiana
Maine
Massachusetts
Minnesota
Missouri
Nebraska
New Hampshire
New Mexico
Oklahoma
Texas
Vermont
Wyoming



REFINERIES:

Valero:                                 UDS:
-------                                 ----
Benicia, California                     Golden Eagle, California
  -  165,000 bpd capacity                 -  168,000 bpd capacity
  -  14.5 complexity                      -  11.5 complexity

Corpus Christi, Texas                   Wilmington, California
  -  225,000 bpd capacity                 -  135,000 bpd capacity
  -  23.8 complexity                      -  16.8 complexity

Texas City, Texas                       McKee, Texas
  -  230,000 bpd capacity                 -  170,000 bpd capacity
  -  9.2 complexity                       -  8.0 complexity

Houston, Texas                          Three Rivers, Texas
  -  120,000 bpd capacity                 -  98,000 bpd capacity
  -  9.9 complexity                       -  10.2 complexity

Krotz Springs, Louisiana                Ardmore, Oklahoma
  -  85,000 bpd capacity                  -  85,000 bpd capacity
  -  5.8 complexity                       -  9.5 complexity

Paulsboro, New Jersey                   Denver, Colorado
  -  185,000 bpd capacity                 -  27,000 bpd capacity
  -  12.1 complexity                      -  6.0 complexity

                                        Quebec, Canada
                                          -  167,000 bpd capacity
                                          -  7.2 complexity

]

BETTER EXPOSURE TO THE RIGHT MARKETS
---------------------------------------------------

[BAR GRAPH DEPICTING THE FOLLOWING DATA:


                Composite Average Refining Spreads*
                              ($/BBL)
                -----------------------------------
Year            Valero Before          Valero After
----            -------------          ------------
1993                    4.30                  6.10
1994                    3.84                  5.10
1995                    3.58                  4.69
1996                    4.06                  5.41
1997                    4.43                  5.78
1998                    3.62                  4.79
1999                    3.27                  4.79
2000                    6.27                  8.28
2001                    7.72                  9.81


* 5-3-2 refining margins (5 parts crude oil, 3 parts gasoline, 2 parts distillate)


]

ENHANCING THE STABILITY OF EARNINGS
---------------------------------------------------

[LINE GRAPH DEPICTING THE FOLLOWING DATA:

3-Month Rolling Average

                     Gulf Coast               UDS Mid-Continent
                  Refining Spreads           Retail Fuel Margins
Year                  ($/BBL)                    (CENTS/GAL)
----              ----------------           -------------------
Mar 1997                3.4                     13.3
Apr 1997                3.8                     13.4
May 1997                3.7                     13.2
Jun 1997                3.6                     13.7
Jul 1997                3.5                     13.9
Aug 1997                4.1                     12.9
Sep 1997                4.2                     12.3
Oct 1997                3.6                     11.9
Nov 1997                2.6                     11.7
Dec 1997                2.3                     10.8
Jan 1998                2.5                     12
Feb 1998                2.6                     12.8
Mar 1998                2.6                     14
Apr 1998                2.9                     13
May 1998                3.4                     12.4
Jun 1998                3.9                     12.6
Jul 1998                3.6                     13.3
Aug 1998                2.9                     14.9
Sep 1998                2.3                     15.8
Oct 1998                2.3                     15
Nov 1998                2.2                     15.2
Dec 1998                1.9                     15.6
Jan 1999                1.3                     15.5
Feb 1999                1.1                     13.5
Mar 1999                1.4                     10.8
Apr 1999                1.8                     10
May 1999                2                       10.7
Jun 1999                1.8                     12.1
Jul 1999                1.8                     11.8
Aug 1999                2.5                     10.9
Sep 1999                2.8                     10
Oct 1999                2.6                     11.4
Nov 1999                2.3                     11.7
Dec 1999                2                       10.9
Jan 2000                2.2                     9.6
Feb 2000                2.8                     7.8
Mar 2000                3.7                     7.5
Apr 2000                4.5                     7.9
May 2000                5.1                     8.9
Jun 2000                5.5                     8.9
Jul 2000                5.3                     10
Aug 2000                4.9                     10.7
Sep 2000                4.8                     10.7
Oct 2000                5                       8.8
Nov 2000                4.6                     7.4
Dec 2000                4.1                     8.4
Jan 2001                4.6                     8.4
Feb 2001                5                       8.6
Mar 2001                5.2                     7.3
Apr 2001                6.1                     6.7


--->  Retail fuel margins tend to be counter-cyclical to refining spreads


]

QUALITY RETAIL PRESENCE
---------------------------------------------------


[UDS SERVICES STATION GRAPHIC]

-  SOME 2,000 COMPANY-OPERATED SITES AND OVER
   2,500 DEALERS/JOBBERS AND TRUCK RACK FACILITIES
   IN 18 U.S. STATES AND SIX CANADIAN PROVINCES

        -  LARGEST COMPANY-OWNED RETAILER IN TEXAS,
           OKLAHOMA, COLORADO AND NEW MEXICO

        -  ONE OF THE LARGEST HOME HEATING OIL
           BUSINESSES IN NORTH AMERICA

        -  OVER $1.2 BILLION IN ANNUAL MERCHANDISE
           SALES AND GROWING


[VALERO SERVICES STATION GRAPHIC]

-  80 VALERO BRANDED SITES AND 260 EXXON-
   BRANDED LOCATIONS IN THE CALIFORNIA MARKET

-  30% INCREASE IN VOLUMES SINCE ACQUISITION

IMPROVING OPERATIONS ...
---------------------------------------------------
 ... THROUGH HIGH RETURN PROJECTS ADDING OVER $175 MILLION ANNUALLY


-  RESTART OF NO. 3 CRUDE UNIT AT THE GOLDEN EAGLE REFINERY

-  INCREASING CARB GASOLINE AND DIESEL PRODUCTION AT BOTH
   GOLDEN EAGLE AND WILMINGTON TO NEARLY 90%

-  EXPANSION OF QUEBEC REFINERY BY 40,000 BPD LATER THIS YEAR

-  ENHANCING SOUR CRUDE AND CLEAN PRODUCT CAPABILITIES AT
   MCKEE, THREE RIVERS AND ARDMORE

-  COST REDUCTION AND RE-IMAGING PROGRAMS IN PROGRESS
   THROUGHOUT THE RETAIL NETWORK

-  EXPANDING CRUDE OIL AND PRODUCT LOGISTICS THROUGHOUT MID-
   CONTINENT

---------------------------------------------------







                                  BILL GREEHEY
                                CHAIRMAN AND CEO
                            VALERO ENERGY CORPORATION

BETTER REFINERIES, BETTER PRODUCTS
---------------------------------------------------

-  2000 UPGRADES AT TEXAS CITY, BENICIA AND PAULSBORO
   TO CONTRIBUTE $40 TO $50 MILLION ANNUALLY

-  1ST QTR. 2001 PROJECTS - $50 MILLION ANNUAL BENEFIT

        -  BENICIA HYDROCRACKER - INCREASED CARB PRODUCTION

        -  HOUSTON FCC AND PLANTWIDE TURNAROUND - UP TO 100%
           SOUR CRUDE AND LIGHT PRODUCT YIELDS

        -  TEXAS CITY CRUDE UNIT UPGRADE - INCREASED SOUR CRUDE
           CAPACITY AND LIGHT PRODUCT YIELDS


                ---->  MORE HIGH RETURN
                       PROJECTS TO COME

ANTICIPATED SYNERGIES
---------------------------------------------------
($ IN MILLIONS)



                                      YEAR 1          YEAR 2+
                                      ------          -------
CRUDE SOURCING & LOGISTICS              $75             $80

MARKETING                                60              75

ADMINISTRATIVE, PROCUREMENT &
BEST PRACTICES                           55              85
                                      ------          -------
                        TOTAL          $190            $240




----> SIGNIFICANT UPSIDE TO CURRENT ESTIMATES

RIGHT DEAL AT THE RIGHT TIME
---------------------------------------------------

-  INDUSTRY FUNDAMENTALS REMAIN POSITIVE

-  INVENTORIES FOR LIGHT PRODUCTS SHOULD REMAIN AT LOW END OF
   HISTORIC RANGE

        - HIGH NATURAL GAS PRICES IMPACT INVENTORIES OF BOTH GASOLINE AND DISTILLATE

        -  CONTINUED HEALTHY DEMAND FOR REFINED PRODUCTS

        -  TIGHT US REFINING CAPACITY; LIMITED CAPACITY GROWTH

        -  WORLDWIDE MOVEMENT TOWARD CLEANER BURNING FUELS
           ACCELERATING

-  POSITIVE SOUR CRUDE FUNDAMENTALS


        ---->  PERFECT CYCLE TO CONTINUE

COMPELLING FINANCIAL IMPACT
---------------------------------------------------


                                       2001 Forward Curve Case (1)
                               ------------------------------------------
                                Valero            UDS         Pro Forma
                               ------------------------------------------
    EBITDA                      $1,301          $1,413          $2,714

    Net Income                    $626            $579          $1,263

    Earnings Per Share           $9.73           $7.86          $11.46

      Accretion ($)                 --              --           $1.73

    Cash Flow Per Share         $15.43          $14.84          $17.19

      Accretion ($)                 --              --           $1.76

    Long Term Debt              $1,041          $1,306          $4,104

    Debt-to-capitalization       31.8%           44.0%           45.6%

    Fixed charge coverage        11.1x            8.6x            6.2x


* Pro Forma includes acquisition financing, synergies and purchase accounting adjustments

(1)  Based on 2001 forward curve prices as of April 16, 2001

BASE EARNINGS RAISED SUBSTANTIALLY
---------------------------------------------------


ESTIMATED EPS CASES
-------------------

                                        2002         5 year Avg.
                        2001          First Call        Case
                       ------         ----------     -----------
Valero                  $9.73           $4.70           $4.84

Pro Forma              $11.46           $7.08           $7.85

Accretion                 18%             51%             62%


    +  ACCRETION INCREASES AS REFINING MARGINS DECLINE

    +  DRAMATIC REDUCTION IN VOLATILITY

ESTIMATED TRANSACTION TIMETABLE
---------------------------------------------------


MAY 7-16        ROADSHOW

MAY 31          UDS & VLO TO FILE HSR WITH FTC

JUNE 4-7        FILE REGISTRATION AND PROXY STATEMENTS
                WITH SEC

SEPTEMBER 6     STOCKHOLDER MEETINGS OF VALERO AND UDS
                TO APPROVE TRANSACTION

OCTOBER 31      CLOSING

A NEW "MAJOR" POSITIONED FOR GROWTH
---------------------------------------------------


-  THE ONLY "MAJOR" U.S. INDEPENDENT REFINER AND MARKETER

        -  SECOND LARGEST U.S. REFINER, INCLUDING THE MAJORS

        -  CLEAR SEPARATION FROM INDEPENDENT REFINERS

-  POSITIONED TO CAPITALIZE ON THE FUTURE OF THE R&M INDUSTRY

-  MAINTAINING HIGHEST LEVERAGE TO QUALITY REFINING MARGINS
   WITH GEOGRAPHICALLY DIVERSE AND RELIABLE OPERATIONS

-  HIGH LEVERAGE TO STABILIZING RETAIL MARGINS AND GROWING
   SALES VOLUMES

-  PROVEN TRACK RECORD OF SUCCESSFULLY INTEGRATING
   ACQUISITIONS

-  INCREASED SIZE AND FINANCIAL CAPACITY PROVIDES SIGNIFICANT
   OPPORTUNITIES FOR FURTHER GROWTH